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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Salix Pharmaceuticals, Ltd.
(Name of Subject Company (Issuer))

Axcan Pharma Inc.
Saule Holdings Inc.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

795435106
(CUSIP Number of Class of Securities)

RICHARD TARTE, ESQ.
Axcan Pharma Inc.
597 Laurel Blvd.
Mont-Saint-Hilaire, QC J3H 6C4
Canada
(450) 467-5138

With a copy to:

MICHAEL D. LEVIN, ESQ. THOMAS E. KEIM, JR., ESQ. Latham & Watkins Illinois LLC 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	JOHN J. HUBER, ESQ. Latham & Watkins LLP 555 Eleventh Street, NW, Suite 1000 Washington, D.C. 20004 (202) 637-2200
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Amendment No. 3 to the Tender Offer Statement on Schedule TO (as amended or supplemented prior to the date hereof, the "Schedule TO"), filed with the Securities and Exchange Commission on April 10, 2003, relates to an offer by Saule Holdings Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Axcan Pharma Inc., a corporation incorporated under the Canada Business Corporation Act ("Parent"), to purchase all outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of Salix Pharmaceuticals, Ltd., a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Rights", and together with the Common Stock, the "Shares"), of the Company, at a price of $8.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 10, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended, modified or supplemented from time to time, together constitute the "Offer").

        The information in the Offer to Purchase and the related Letter of Transmittal, as amended or supplemented prior to the date hereof, is incorporated in this Amendment No. 3 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

        The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Amendments to the Offer to Purchase.

        Items 1 through 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

          (1)  The "Summary Term Sheet" of the Offer to Purchase is amended by deleting the second sentence in the second paragraph under the caption "CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?" on page 3 of the Offer to Purchase and replacing it with the following:

    "A subsequent offering period, if one is provided, will be an additional period of from 3 to 20 business days, beginning the next business day after the expiration date of the initial offering period, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration for those shares promptly after they are tendered."

          (2)  The "Summary Term Sheet" of the Offer to Purchase is amended by deleting the second to last sentence in the second paragraph under the caption "HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED OR A SUBSEQUENT OFFERING PERIOD IS PROVIDED?" on page 3 of the Offer to Purchase and replacing it with the following:

    "We will immediately begin any subsequent offering period, if one is provided, on the next business day after the expiration date of the initial offering period."

          (3)  Section 2 ("Acceptance for Payment and Payment for Shares") of the Offer to Purchase is amended by deleting the final sentence of the first paragraph of Section 2 on page 11 of the Offer to Purchase and replacing it with the following:

    "All conditions of the Offer, other than governmental regulatory approvals, must be satisfied or waived prior to the expiration of the Offer. Purchaser expressly reserves the right, subject to compliance with the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, to delay acceptance for payment of, and thereby delay payment for, Shares following the expiration of the Offer in anticipation of the receipt of governmental regulatory approvals."

          (4)  Section 3 ("Procedure for Tendering Shares and Rights") of the Offer to Purchase is amended by deleting the word "sole" from the first sentence of the thirteenth paragraph of Section 3 under the subheading "Determination of Validity" on page 15 of the Offer to Purchase and replacing it with the word "reasonable".

          (5)  Section 3 ("Procedure for Tendering Shares and Rights") of the Offer to Purchase is amended by deleting the third sentence of the thirteenth paragraph of Section 3 under the subheading "Determination of Validity" on page 15 of the Offer to Purchase and replacing it with the following:

    "Purchaser also reserves the right in its reasonable discretion to waive any of the conditions of the Offer, or any defect or irregularity in the tender of any Shares."

          (6)  Section 4 ("Withdrawal Rights") of the Offer to Purchase is amended by deleting the word "sole" from the fifth sentence of the second paragraph of Section 4 on page 16 of the Offer to Purchase and replacing it with the word "reasonable".

          (7)  Section 5 ("Certain United States Federal Income Tax Consequences") of the Offer to Purchase is amended by deleting the word "Certain" in the section heading of Section 5 on page 17 of the Offer to Purchase and replacing it with the word "Material".

          (8)  Section 5 ("Certain United States Federal Income Tax Consequences") of the Offer to Purchase is amended by deleting the word "certain" from the first sentence of the first paragraph of Section 5 on page 17 of the Offer to Purchase and replacing it with the word "material".

          (9)  Section 11 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is amended by adding the following sentence after the second sentence of the fourteenth paragraph of Section 11 on page 30 of the Offer to Purchase:

    "Mr. Rusher assumed the role of Executive Chairman of the Company's Board of Directors."

          (10) Section 11 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is amended by deleting the fifteenth paragraph of Section 11 on page 30 of the Offer to Purchase.

          (11) Section 11 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is amended by deleting the twenty-fourth paragraph of Section 11 on page 31 of the Offer to Purchase.

          (12) Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") of the Offer to Purchase is amended by deleting the last sentence of the seventh paragraph of Section 12 under the subheading "Future Plans for the Company in Addition to the Proposed Merger" on page 33 of the Offer to Purchase and replacing it with the following:

    "Although Parent and the Purchaser have not finalized specific plans in this regard, Parent and the Purchaser may change the Company's business, facility locations, corporate structure, employment and other expenses, product development, marketing strategies, capitalization, management or dividend policy."

          (13) Section 13 ("Dividends and Distributions") of the Offer to Purchase is amended by deleting the word "sole" from the last sentence of the second paragraph of Section 13 on page 34 of the Offer to Purchase and replacing it with the word "reasonable".

          (14) Section 13 ("Dividends and Distributions") of the Offer to Purchase is amended by adding as a new final paragraph of Section 13 on page 34 of the Offer to Purchase, the following:

    "If the Purchaser makes an adjustment to the Offer Price in accordance with the terms of this section, the Purchaser will disseminate additional tender offer materials and extend the Offer for a minimum ten business day period to allow for adequate dissemination to the Company's stockholders. If the Purchaser makes an adjustment to the other terms of the Offer in accordance with the terms of this section, the Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act or otherwise. See Section 1 of this Offer to Purchase."

          (15) Section 14 ("Conditions of the Offer") of the Offer to Purchase is amended by deleting paragraph number (i) of Section 14 on page 34 of the Offer to Purchase and replacing it with the following:

    "(i)    The Company's stockholders shall have validly tendered and not withdrawn prior to the Expiration Date a number of Shares representing, including the Shares owned by Parent and Purchaser, at least a majority of all outstanding Shares on a fully diluted basis;

    (ii)    The Company Board shall have redeemed the Rights or Purchaser shall be satisfied that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger;

    (iii)    The Company Board shall have approved the Offer and the Proposed Merger pursuant to the requirements of Section 203 of the General Corporation Law of the State of Delaware or Purchaser shall be satisfied that Section 203 does not apply to or otherwise restrict the Offer and the Proposed Merger;

    (iv)    Parent shall have received proceeds under the facilities contemplated by its commitment from National Bank of Canada sufficient, together with cash on hand, to consummate the Offer and the Proposed Merger;

    (v)    Any applicable waiting periods under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or terminated; and"

          (16) Section 14 ("Conditions of the Offer") of the Offer to Purchase is amended by deleting the clause prior to the first colon in paragraph number (ii) of Section 14 on page 35 of the Offer to Purchase and replacing it with the following:

    "at any time on or after the date of this Offer to Purchase and prior to the time of acceptance for payment or payment for any Shares, none of the following events have occurred:"

          (17) Section 14 ("Conditions of the Offer") of the Offer to Purchase is amended by deleting the lettered paragraph (a) in paragraph number (ii) of Section 14 on page 35 of the Offer to Purchase and replacing it with the following:

    "(a)    there shall have been any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Proposed Merger by any court of competent jurisdiction or other competent governmental or regulatory authority which, directly or indirectly, (1) prohibits, or imposes any material limitations on, Parent's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of any portion of their or the Company's and its subsidiaries' businesses or assets which is material to the business of all such entities taken as a whole, or compels Parent or Purchaser (or their respective subsidiaries or affiliates) to dispose of or hold separate any portion of their or the Company's business or assets which is material to the business of all such entities taken as a whole, (2) prohibits, restrains or makes or seeks to make illegal the acceptance for payment, payment for or purchase of Shares pursuant to the Offer or the consummation of the Proposed Merger, (3) imposes material limitations on the ability of Purchaser or Parent (or any of their respective subsidiaries or affiliates) effectively to acquire or to hold or to exercise full rights of ownership of the Shares purchased pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the Company's stockholders, (4) imposes material limitations on the ability of Purchaser or Parent (or any of their respective subsidiaries or affiliates) effectively to control in any material respect any material portion of the business, assets, liabilities, capitalization, shareholder's equity, condition (financial or otherwise), licenses or franchises or results of operations of the Company and its subsidiaries taken as a whole, (5) seeks to require divestiture by Parent, Purchaser or other affiliates of Parent of any Share, (6) imposes or seeks to impose any material condition to the Offer which is unacceptable in the reasonable judgment of Parent or Purchaser, (7) would reasonably be expected to result in a reduction in the value of the Shares or the financial or strategic benefits reasonably expected to be derived by Parent as a result of the transactions contemplated by the Offer or the Proposed Merger, (8) restrains or prohibits or seeks to restrain or prohibit the performance of any of the contracts or other arrangements entered into by Parent, Purchaser or any of their affiliates in connection with the acquisition of the Company or obtains or seeks to obtain any material damages or otherwise directly or indirectly relates to the transactions contemplated by the Offer, or (9) otherwise materially adversely affects the Company and its subsidiaries or Parent or any of its subsidiaries, including Purchaser, taken as a whole;"

          (18) Section 14 ("Conditions of the Offer") of the Offer to Purchase is amended by deleting the words "on terms satisfactory to Purchaser" from lettered paragraph (h) in paragraph number (ii) of Section 14 on page 37 of the Offer to Purchase.

          (19) Section 14 ("Conditions of the Offer") of the Offer to Purchase is amended by deleting the clause following lettered paragraph (k) in paragraph number (ii) of Section 14 on page 38 of the Offer to Purchase and replacing it with the following:

    "which, in the reasonable judgment of Parent or Purchaser in any such case, and regardless of the circumstances giving rise to any such condition, would make it inadvisable to proceed with the Offer or with such acceptance for payment."

          (20) Section 14 ("Conditions of the Offer") of the Offer to Purchase is amended by deleting the first sentence of the second to last paragraph of Section 14 on page 38 of the Offer to Purchase and replacing it with the following:

    "The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time in their reasonable discretion; provided, that all conditions of the Offer, other than governmental regulatory approvals, must be satisfied or waived prior to the expiration of the Offer."

          (21) Section 17 ("Legal Proceedings between Parent, Purchaser and the Company") of the Offer to Purchase is amended by deleting the year "2002" from the first sentence of the first paragraph in Section 17 on page 43 of the Offer to Purchase and replacing it with the year "2003".

          (22) Section 18 ("Fees and Expenses") of the Offer to Purchase is amended by deleting the third sentence of the first paragraph under Section 18 on page 44 of the Offer to Purchase and replacing it with the following:

    "Pursuant to the terms of J.P. Morgan Securities Inc.'s engagement, Parent has agreed to pay J.P. Morgan Securities Inc. a transaction fee equal to 1.50 percent of the aggregate consideration paid in connection with the Offer, up to a maximum transaction fee of $3 million. The transaction fee is payable in installments as follows: (1) an initial installment equal to $400,000, which has been paid to J.P. Morgan Securities Inc., and (2) the balance of the transaction fee payable and contingent upon consummation of the Offer."

          (23) Section 18 ("Fees and Expenses") of the Offer to Purchase is amended by deleting the second sentence of the second paragraph of Section 18 on page 44 of the Offer to Purchase and replacing it with the following:

    "Parent and the Purchaser have agreed to pay the Information Agent $40,000 compensation for its services hereunder and reimbursement for reasonable out-of-pocket expenses. The Depositary will receive reasonable and customary compensation for its services hereunder and reimbursement for reasonable out-of-pocket expenses."

Amendment to the Letter of Transmittal.

        The Letter of Transmittal sent to all Salix stockholders in connection with the Offer is amended by deleting the word "sole" in Instruction 10 ("Waiver of Conditions") on page 16 of the Letter of Transmittal and replacing it with the word "reasonable".

Other Matters.

Item 5.

        On April 25, 2003, Parent and Purchaser filed a preliminary proxy statement (the "Preliminary Proxy Statement") with the Commission in connection with the solicitation of proxies from stockholders of the Company with respect to the annual meeting of the Company scheduled to be held on June 19, 2003. The Preliminary Proxy Statement is filed herewith as Exhibit (a)(5)(B). The full text of a press release issued by Parent on April 25, 2003 with respect to the filing of the Preliminary Proxy Statement is filed herewith as Exhibit (a)(5)(C).

Item 6.

        Except as described in the Offer to Purchase, there are no plans, proposals or negotiations that relate to or would result in:

          (i)    Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (ii)  Any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (iii)  Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

          (iv)  Any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

          (v)  Any other material change in the Company's corporate structure or business;

          (vi)  Any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; or

          (vii) Any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Act (15 U.S.C. 78l).

Item 12. Exhibits.

(a)(5)(B)	Preliminary Proxy Statement in respect of Salix Pharmaceuticals, Ltd., filed by Axcan Pharma Inc. and Saule Holdings Inc. on April 25, 2003.
(a)(5)(C)	Press release issued by Axcan Pharma Inc., dated April 25, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2003	Axcan Pharma Inc.
	By:	/s/ LÉON F. GOSSELIN
	Name:	Léon F. Gosselin
	Title:	President, Chairman and Chief Executive Officer
Saule Holdings Inc.
	By:	/s/ DAVID W. MIMS
	Name:	David W. Mims
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(5)(B)	Preliminary Proxy Statement in respect of Salix Pharmaceuticals, Ltd., filed by Axcan Pharma Inc. and Saule Holdings Inc. on April 25, 2003 (incorporated by reference to the Preliminary Proxy Statement in respect of Salix Pharmaceuticals, Ltd., filed by Axcan Pharma Inc. and Saule Holdings Inc. on April 25, 2003).
(a)(5)(C)	Press Release issued by Axcan Pharma Inc., dated April 25, 2003.

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